FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number: 001-32371

SINOVAC BIOTECH LTD.

39 Shangdi Xi Road

Haidian District

Beijing 100085, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOVAC BIOTECH LTD.

By:	/s/ Weidong Yin
Name:	Weidong Yin
Title:	Chief Executive Officer, President

Date: December 11, 2007

Exhibits

Exhibit No.	Description

1.	Press Release: Sinovac Reports Third Quarter Unaudited Financial Results

2.	Press Release: Sinovac to Hold Third Quarter 2007 Conference Call on December 13, 2007 at 9.00 A.M. ET

Exhibit 1

Sinovac Reports Third Quarter 2007 Unaudited Financial Results

-Second Sequential Profitable Quarter-

- Conference Call on Thursday, December 13, 2007 at 9:00 a.m. ET -

Beijing – December 11, 2007 – Sinovac Biotech Ltd. (Amex: SVA), a leading provider of vaccines in China, today announced unaudited financial results for the three months ended September 30, 2007. The third quarter financial results were reviewed by Ernst & Young, the Company’s external auditor.

Third Quarter Highlights

•	Sales increased 141% year-over-year to $10.8 million

•	Gross profit grew 266% year-over-year to $9.2 million

•	Operating income rose 691% year-over-year to $4.0 million

•	Net income increased to $2.2 million

•	Launched marketing campaign for Anflu™ after entering into exclusive promotion agreement with GSK China

Mr. Weidong Yin, Chairman, President and CEO, commented, “Our third quarter sales reached record levels and resulted in our second sequential profitable quarter. Our sales organization has continued to penetrate the market with our flagship product, Healive™, our inactivated hepatitis A vaccine, in the more developed regions of China, as well as expand into new markets. In August, we launched the marketing campaign for our seasonal influenza vaccine, Anflu™, in connection with the promotion agreement with GlaxoSmithKline (China) Investment Co. Ltd. (GSK China). We are pleased with the initial results and market reception to date.”

Three Months Ended September 30, 2007

For the third quarter 2007, sales increased 141% to $10.8 million, compared to $4.5 million in the third quarter 2006. The growth was driven by higher sales of Healive and favorable market response to broad commercial marketing of Anflu.

Gross profit for third quarter of 2007 was $9.2 million, with a gross margin of 84.7%, compared to $2.5 million and 55.8%, respectively, for the same period of 2006. The higher gross margin resulted from the increased economies of scale and lower average unit costs associated with Healive production. The increase in gross margin was also a reflection of unusually high Anflu production costs in 2006, which depressed gross margins in that period.

Total operating expenses for the third quarter of 2007 increased to $5.1 million, compared to $2.0 million in the same period of 2006. Selling, general and administrative expenses for third quarter of 2007 were $4.8 million, compared to $1.8 million in the same period of 2006. The year-over-year increase in SG&A expenses reflected Sinovac’s extensive promotion campaign for Anflu, which added expenses of approximately $1 million in the third quarter. The higher SG&A expense was also impacted by the bad debt provision associated with increased accounts receivable balance and accrued bonus based on financial performance, partially offset by decreased stock-based compensation expense.

The aggregated research and development expenses for the third quarter of 2007 were $255,000, compared to $222,000 in the same period of 2006. Our net R&D expenses were $221,000 for the third quarter of 2007, compared to $69,000 in the same period of 2006. The R&D expenses recognized as a reduction to government grants were $34,000 in the third quarter of 2007, compared to $153,000 in the same period of 2006.

Operating income was $4.0 million for the third quarter of 2007, compared to $511,000 in the same period of 2006. The year-over-year increase in operating income reflected the significant increase in vaccine sales and the moderately higher operating expenses.

Net income for the third quarter of 2007 was $2.2 million, or $0.05 per diluted share, compared to $93,000, or $0.002 per diluted share, in the same period of 2006. Net income for the third quarter of 2007 included $116,000 of interest and financing expenses, $758,000 of income taxes, and $1.0 million of minority interest. Net income for the same period of 2006 included $111,000 of interest and financing expenses, $181,000 of income taxes, and $256,000 of minority interest.

As of September 30, 2007, Sinovac’s cash and cash equivalents totaled $9.7 million, compared to $9.2 million as of December 31, 2006.

Sales and Marketing

During the third quarter of 2007, Sinovac sold approximately 1.53 million doses of Healive, up from 0.76 million for the same period of 2006. Higher sales in the third quarter of 2007 resulted from further market penetration in China following the phasing out of the liquid attenuated hepatitis A vaccine as was mandated by the Chinese government at the end of 2006. In anticipation of growing demand, Sinovac initiated the expansion of its production capacity for Healive in August 2007 and completed it at the end of October 2007.

During the third quarter of 2007, Sinovac sold 1.07 million doses of Anflu, which accounted for 22% of third quarter sales. Sinovac is co-marketing Anflu with GSK China and launched an extensive marketing campaign during the recent quarter.

Research and Development

In April 2007, Sinovac was granted approval by the China State Food and Drug Administration (SFDA) to enter into Phase II clinical trials for Panflu™, the Company’s pandemic influenza vaccine (H5N1). The SFDA approval covered Phase Ib and Phase II trials of the whole viron vaccine and Phase I and Phase II trials of the split vaccine. The trials officially commenced in September 2007 and enrollment and dosing progress continues to be made. The Company anticipates announcing preliminary results from these clinical trials in the first quarter of 2008.

Conference Call Details

The Company will hold a conference call on Thursday, December 13, 2007 at 9:00 a.m. ET (10:00 p.m. Beijing time). The conference call dial-in numbers are 1-877-407-4018 (USA) or 1-201-689-8471 (International).

A dial-up replay of the conference call will be available beginning December 13, 2007 following the call and ending on December 27, 2007. The replay telephone number is 1-877-660-6853 (USA) or 1-201-612-7415 (International), Account Number: 3055, Conference ID Number: 265872. A live web cast of the call will also be available from the Investors section on the corporate web site at www.sinovac.com. A web cast replay can be accessed on the corporate web site beginning December 13, 2007. The replay will remain available until January 10, 2007.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive™ (hepatitis A), Bilive™ (combined hepatitis A and B) and Anflu™ (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com. To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact Information:	Investors/Media:
Helen G. Yang	Stephanie Carrington/Janine McCargo
Sinovac Biotech Ltd.	The Ruth Group
Phone: +86-10-82890088 Ext. 871	(646) 536-7017/7033
Fax: +86-10-62966910	scarrington@theruthgroup.com
Email: info@sinovac.com	jmccargo@theruthgroup.com

SINOVAC BIOTECH LTD.

Consolidated Interim Statements of Operations and Comprehensive Income (Loss)

Three Months and Nine Months Ended September 30, 2007 and 2006

(Unaudited)

(Expressed in U.S. Dollars)

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
Sales	$10,828,020	$4,490,070	$24,339,241	$9,166,835
Cost of sales	1,655,589	1,983,696	3,587,193	2,923,176

Gross profit	9,172,431	2,506,374	20,752,048	6,243,659

Selling, general and administrative expenses	4,763,054	1,774,030	9,485,980	5,776,672
Research and development expenses, net	220,811	68,945	611,210	162,958
Depreciation of property, plant and equipment and amortization of licenses and permits	146,475	152,157	474,818	452,606

Total operating expenses	5,130,340	1,995,132	10,572,008	6,392,236

Operating Income (loss)	4,042,091	511,242	10,180,040	(148,577)
Interest and financing expenses	(115,588)	(110,895)	(294,657)	(224,068)
Interest and other income	40,651	130,685	301,301	243,687

Income (Loss) before income taxes and minority interest	3,967,154	531,032	10,186,684	(128,958)
Income taxes expenses
- Current	(817,000)	(169,122)	(1,872,944)	(272,085)
- Deferred	59,375	(11,664)	(58,696)	(33,284)

Income (loss) before minority interest	3,209,529	350,246	8,255,044	(434,327)
Minority interest share of earnings	1,019,377	257,218	2,597,913	442,345

Net income (loss) for the period	$2,190,152	$93,028	$5,657,131	$(876,672)

Other comprehensive income (loss)
Foreign currency translation adjustment	$333,325	$155,503	$797,483	$289,632

Comprehensive income (loss)	$2,523,477	$248,531	$6,454,614	$(587,040)

Earnings (loss) per share – basic	$0.05	$0.00	$0.14	$(0.02)
– diluted	$0.05	$0.00	$0.14	$(0.02)

Weighted average number of shares of common stock outstanding
- Basic	40,268,030	39,694,587	40,243,657	38,675,824
- Diluted	40,624,439	40,140,385	40,523,937	38,675,824

Exhibit 2

Sinovac to Hold Third Quarter 2007 Conference Call on December 13, 2007 at 9:00 A.M. ET

Beijing – December 11, 2007 – Sinovac Biotech Ltd. (Amex: SVA), a leading provider of vaccines in China, today announced that it has scheduled a conference call on Thursday, December 13, 2007 at 9:00 a.m. E.T. (10:00 p.m. Beijing time) to review the unaudited financial results for the three months ended September 30, 2007. Mr. Weidong Yin, Chairman, President and CEO, will host the conference call.

The conference call dial-in numbers are 1-877-407-4018 (USA) or 1-201-689-8471 (International). A dial-up replay of the conference call will be available beginning December 13, 2007 following the call and ending on December 27, 2007. The replay telephone number is 1-877-660-6853 (USA) or 1-201-612-7415 (International), Account Number: 3055, Conference ID Number: 265872. A live web cast of the call will also be available from the Investors section on the corporate web site at www.sinovac.com. A web cast replay can be accessed on the corporate web site beginning December 13, 2007. The replay will remain available until January 10, 2007.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac’s vaccines include Healive™ (hepatitis A), Bilive™ (combined hepatitis A and B) and Anflu™ (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com. To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact Information:	Investors/Media:
Helen G. Yang	Stephanie Carrington/Janine McCargo
Sinovac Biotech Ltd.	The Ruth Group
Phone: +86-10-82890088 Ext. 871	(646) 536-7017/7033
Fax: +86-10-62966910	scarrington@theruthgroup.com
Email: info@sinovac.com	jmccargo@theruthgroup.com